September 21, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Michael Purcell, Attorney Adviser

Karina Dorin, Staff Attorney

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed on February 10, 2022

File No. 001-31443

Dear Mr. Purcell and Ms. Dorin:

On behalf of Hawaiian Holdings, Inc. (the “Company”), we thank the staff (the “Staff”) of the Securities and Exchange Commission for the comments contained in the letter addressed to the Company dated September 6, 2022 (the “Comment Letter”) relating to the above referenced filing. As discussed with Mr. Purcell on September 20, 2022, the Company respectfully requests an extension to provide a response to the Comment Letter. The Company expects to provide a response to the Comment Letter no later than September 30, 2022.

Thank you for your consideration of this request for an extension. The Company requests that the Staff contact the undersigned at (650) 849-3032 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223, with any questions or comments regarding our request.

Respectfully submitted,

/s/ Amanda N. Urquiza
Amanda N. Urquiza
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Peter R. Ingram, President and Chief Executive Officer

Shannon L. Okinaka, Chief Financial Officer

Aaron J. Alter, Chief Legal Officer

Joanne Lee, Hawaiian Airlines, Inc.

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.